Exhibit 1.01

Conflict Minerals Report

IEC Electronics Corp. ("IEC", "we", "our", "us", "Company") is an electronic contract manufacturing services provider to companies in various industries that require advanced technology.  We manufacture complex printed circuit boards and system-level assemblies, a wide array of cable and wire harness assemblies and precision metal components. Conflict Minerals are necessary to the functionality or production of products we manufacture.

Part I.     Due Diligence

Design of Due Diligence

Our due diligence procedures are in compliance with the Organisation for Economic Co-operation and Development (OECD) "Five-Step Framework for Risk-Based Due Diligence in the Mineral Supply Chain".

Due Diligence Measures Performed

IEC's policy regarding Conflict Minerals was communicated to employees internally and to suppliers externally via e-mail and posted to our website.

Our cross functional conflict minerals team was established to carry out the necessary due diligence and reporting requirements. The team currently includes the following roles:

Team Members:	Director of Supply Chain Management
Director of Quality
Director of Finance
IHS Markit (Consultant)
Executive Sponsors:	Senior Vice President of Operations

Our reasonable country of origin inquiry and due diligence procedures include the following:

•	Develop a list of components, products and suppliers with the assistance of supply chain personnel at each location.

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Evaluate the components, products and suppliers to identify whether each contain Conflict Minerals, with the understanding that there is no minimum amount for exclusion from the requirement, using a multi-layered approach.

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IEC develops a master bill of materials (BOM) for all part numbers for all IEC locations. The master BOM is updated annually to keep information current. Any modifications due to Engineering Change Orders (ECO), new components, assemblies, suppliers or customers will be captured in the updated master BOM and due diligence procedures performed.

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We identify and assess risks in the supply chain. For the majority of our parts, tin is necessary to the functionality or production of a product manufactured. To a lesser extent tantalum, tungsten and gold are also necessary for some parts.

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IEC has engaged with IHS Markit to assist in data collection, management and aggregation. Data collection is identified by component and supplier if any Conflict Minerals are present, declaration status and other sourcing data via the conflict minerals reporting template developed by the Conflict-Free Sourcing Initiative

◦	Electronic Industry Citizenship Coalition (EICC) templates or other forms of supplier declarations are collected by IHS Markit.

◦	Supplier declarations are evaluated to determine if supplies, products or components containing Conflict Minerals purchased by IEC are derived from the Covered Countries.

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We respond to identified risks and red flags including but not limited to: Conflict Minerals sources not on EICC- Global eSustainability Initiative Conflict-Free Smelter (CFS); Conflict Minerals from areas with limited known reserves; Conflict Minerals that originate from or have been transported via a conflict-affected or high-risk area but reported as Conflict Free; and supply chains known to have sourced minerals from red flag locations. We then determine if other diligence is necessary such as further follow up direct with the supplier or members of their supply chain, audits, or review of third party due diligence audits already performed.

◦	IHS Markit’s iPoint software is used to assess the status of supplier responses and facilitate responses to customer inquiries.

◦	Responses are then summarized in a master Excel file.

◦	Non-responses are followed up with additional requests and/or direct contact (e-mail, phone or in person)
depending on risk.

Exhibit 1.01

•	Based upon the results of the evaluation, we determine whether IEC can be identified as DRC Conflict Free, DRC Not
Conflict Free or DRC Conflict Undeterminable.

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Audit Requirement: A certified independent private sector audit is required to express an opinion or conclusion on whether the design of the issuer’s due diligence measures conform with the criteria set forth in a nationally or internationally recognized due diligence framework and whether the issuer’s description of the due diligence measures it performed as set forth in the Conflict Minerals Report is consistent with the due diligence that the issuer undertook. Currently, the only known such framework is the OECD’s “Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas”. A DRC Conflict Undeterminable status does not require an audit.

•	Reporting to the customer:

•	IEC issues a standard response using the EICC template unless a customer requests another format. If vendors are not found to be DRC Conflict Free, we will communicate this to our customers.

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IEC’s corporate policy regarding Conflict Minerals and disclosure regarding whether any Conflict Minerals necessary to the functionality or production of a product originated in Covered Countries will be made publicly available on our website in accordance with the Securities Exchange Act Section 13(p)(1)(E).

Steps taken to mitigate the risk that necessary conflict minerals benefit armed groups include the following:

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Working with customers when it is discovered that a component we source to support their product may benefit armed groups in the Covered Countries and, should the customer so determine, cooperate with the customer to change the supplier.

Part II.    Product Description

IEC has facilities located in Newark, NY; Rochester, NY; and Albuquerque NM. These facilities manufacture complex printed circuit boards and system-level assemblies, a wide array of cable and wire harness assemblies and precision metal components. Products are built to specifications provided by our customers.

Exhibit 1.01

The country of origin for many of the Conflict Minerals used in IEC's manufacturing process are not known; however we have identified the following countries of origin:

Argentina	Netherlands
Aruba	New Zealand
Australia	Norway
Austria	Peru
Belgium	Philippines
Bolivia (Plurinational State of)	Poland
Brazil	Russian Federation
Canada	Rwanda
Chile	Saudi Arabia
China	Singapore
Czech Republic	South Africa
Estonia	Spain
Finland	Sudan
France	Sweden
Germany	Switzerland
Hong Kong	Taiwan, Province of China
India	Thailand
Indonesia	Turkey
Italy	United Arab Emirates
Japan	United Kingdom of Great Britain and Northern Ireland
Kazakhstan	United States
Korea (Republic of)	Uzbekistan
Kyrgyzstan	Vietnam
Macedonia (The Former Yugoslav Republic of)	Zambia
Malaysia	Zimbabwe
Mexico

Efforts used to determine the mine or location of origin are described in "Part I. Due Diligence", above.